Schedule A
to the
Sub-Advisory Agreement
by and between
ASYMmetric ETFs, LLC
and
Toroso Investments, LLC

Fund Name/Ticker	Sub-Advisory Fee	Effective Date
ASYMshares™ ASYMmetric S&P 500® ETF	4 basis points on first $500 million of the Fund’s average daily net assets, 3 basis points on next $500 million, and 2 basis points on assets over $1 billion.*	Commencement of operations
ASYMmetric Smart Alpha S&P 500® ETF	4 basis points on first $500 million of the Fund’s average daily net assets, 3 basis points on next $500 million, and 2 basis points on assets over $1 billion.*	Commencement of operations
ASYMmetric Smart Income ETF	4 basis points on first $500 million of the Fund’s average daily net assets, 3 basis points on next $500 million, and 2 basis points on assets over $1 billion.*	Commencement of operations

* Sub-Advisory Fees are subject to an annual minimum as follows: $30,000 first the first fund, and $20,000 for each subsequent fund. The annual minimum shall be calculated as of the end of the one-year anniversary of each Fund’s commencement of operations.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of January 25, 2023.

ASYMmetric ETFs, LLC

By:	/s/ Darren Schuringa
Name:	Darren Schuringa
Title:	Chief Executive Officer

TOROSO INVESTMENTS, LLC

By:	/s/ Daniel Carlson
Name:	Daniel Carlson
Title:	Chief Financial and Operating Officer